FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _________________

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG REPORTS FINAL 2004 CONSOLIDATED RESULTS

Significant improvement of the Operating Result
2004 Net Profit of 11.1 million Euros
Backlog up 41% year on year

March 9, 2005

CGG (SRD: 0000120164; NYSE: GGY) published today its audited results for the fiscal year 2004.

2004 Highlights:

•	2004 Group Revenues of Euros 692.7 million, $861.7 million up 13% in Euros and 25% in dollars compared to 2003.

•	Group operating profit of Euros 35.7 million compared to a Euros 10.6 million operating profit in 2003.

•	Compared to 2003, the Euro / US$ currency exchange rate negative impact on the 2004 Group operating profit is Euros 26.0 million (Euros 10.0 million on Services and Euros 16.0 million impact on Sercel).

•	Geophysical Services operating loss of Euros 18.8 million, split between a slightly negative operating loss of Euros 0.7 million in second half and a Euros 18.1 million operating loss in first half.

•	Sercel operating profit of Euros 57.3 million, an operating margin of approximately 20%.

•	2004 Group net profit of Euros 11.1 million compared to a Euros 10.4 million net loss in 2003.

•	Net debt stable year-on-year at Euros 139 million, a gearing ratio- debt/equity — of 35%

•	Record high Group backlog of US$475 million.

Q4 2004 Highlights:

•	Group Revenues for the fourth quarter of 2004 were Euros 204.4 million, $264.7 million up 30% in Euros and 42% in USD compared to the fourth quarter of 2004.

•	Group operating profit of Euros 12.0 million compared to a Euros 15.9 million operating profit in Q4 2003, despite a Euro / US$ currency exchange rate negative impact compared to 2003 of Euros 7 million. The fourth quarter 2004 operating profit would have been of Euros 19.0 million with a stable €/$ exchange rate

•	Q4 2004 Group net profit of Euros 18.4 million compared to a Euros 14.2 million Group net profit in Q4 2003.

Robert BRUNCK, chairman and CEO declared:

“The second half of 2004 marks a positive turning point for the seismic industry after the crisis it went through since 1999. The CGG Group enters into this new period of increasing demand for Seismic, particularly Offshore, with a strong financial structure and with a portfolio of business activities reconfigured and better positioned. Our backlog of $475 million is at a high record level. Marine operations, land crews and data processing centers are performing in line with expectations and our multi-client library is well positioned for the next lease-sales. Sercel will benefit from the upturn of the marine equipment market and from a steady demand in land equipment. In 2005, the CGG Group should deliver a substantially higher operating profit, better balanced between Geophysical Services and Sercel.”

Full year and 4th quarter 2004 revenue and earnings with the comparative amounts for the corresponding periods of fiscal year 2003 are as follows:

Consolidated Statement of Earnings

(in million Euros)			(French GAAP)

Year ended December 31	2004	2003	Q4 2004	Q4 2003
Operating revenues	692.7	612.4	204.5	157.8
Operating profit (loss)	35.7	10.6	12.0	15.9
Income from equity investments	10.3	6.5	2.6	0.7
Net interest expenses	(22.4)	(21.0)	(5.7)	(5.2)
Exchange gains (losses)	4.4	4.6	3.5	(0.8)
Income taxes	(9.7)	(3.1)	5.9	5.3
Goodwill amortization	(6.2)	(7.7)	0.2	(1.5)
Minority interest	(1.0)	(0.3)	(0.1)	(0.3)
Net income	11.1	(10.4)	18.4	14.2

Earnings per share in Euros	0.95	(0.89)	1.58	1.21
Average number of shares	11.681.406	11.680.718	11.682.218	11.680.718

Full year and 4th quarter 2004 revenues:

Total Group revenues for the year 2004 were 693 million Euros (US$ 862 million) up 13% in Euros and up 25% in US$ compared to 612 million Euros (US$ 689 million) for 2003.

Total Group revenues for the fourth quarter 2004 were 204 million Euros (US$ 264), up 30% in Euros and 42% in US$ compared to Q4 2003 (158 million Euros, US$ 186 million).

Per segment:

Total 2004 revenues for Geophysical Services were 393 million Euros (US$ 489 million), down 5% in Euros and up 6% in US$ compared to 2003 (413 million Euros, US$ 464 million).

•	Total 2004 Land acquisition revenues were 77 million Euros (US$ 96 million), down 46% in Euros and down 41% in US$ compared to 2003.

•	Total 2004 Offshore revenues were 211 million Euros (US$ 263 million), up 34% in Euros and up 49% in US$ compared to 2003.

•	Total 2004 Processing & Reservoir revenues were 105 million Euros (US$ 130 million), down 6% in Euros and up 4% in US$ compared to 2003.

Total revenues for Geophysical Services for the fourth quarter 2004 were Euros 121 million (US$ 157 million), up 26% in Euros and up 38% in US$ compared to the fourth quarter 2003 (Euros 97 million; US$ 114 million).

•	Land acquisition Q4 2004 revenues were 16 million Euros (US$ 21 million), down 44% in Euros and down 39% in US$ compared to 2003.

•	Offshore Q4 2004 revenues were 77 million Euros (US$ 99 million), up 92% in Euros and up 111% in US$ compared to Q4 2003.

•	Processing & Reservoir Q4 2004 revenues were 29 million Euros (US$ 37 million), up 4% in Euros and up 15% in US$ compared to 2003.

For the year ended December 31, 2004 Sercel total sales were 314 million Euros (US$ 390 million), up 45% in Euros and up 59% in US$ compared to 2003. For the year ended December 31, 2004 Sercel external sales were 299 million Euros (US$ 372 million) up 50% in Euros and 65% in US$ compared to 2003.

For the fourth quarter 2004, Sercel total sales were 85 million Euros (US$ 110 million), up 30% in Euros and 43% in US$ compared to the fourth quarter 2003.

Full year and 4th quarter 2004 operating result:

The CGG operating profit for 2004 was 35.7 million Euros compared to 10.6 million Euros in 2003.

The CGG operating profit for the fourth quarter 2004 was 12.0 million Euros compared to 15.9 million Euros for the fourth quarter 2003.

Per segment:

Operating loss for Geophysical Services in 2004 was 18.8 million Euros compared to an operating loss of 29.8 million Euros in 2003. Compared to 2003, the Euro / US$ currency exchange rate negative impact on the 2004 Geophysical Services operating profit is Euros 10.0 million.

Operating profit for Sercel in 2004, before amortization of intangibles from business acquisitions, was 61.3 million Euros, a 42% increase compared to 2003. The 2004 operating margin, before amortization of intangibles from business acquisitions, represents 19.5% of the revenues compared to 19.7% in 2003. Compared to 2003, the Euro / US$ currency exchange rate negative impact on the 2004 Sercel operating profit is Euros 16.0 million and represents 3 margin points.

Including amortization of intangibles from 2003 and 2004 business acquisitions, Sercel 2004 operating profit was 57.3 million Euros.

The operating loss of the Geophysical Services derives exclusively from the difficulties encountered by the land acquisition business unit in a fierce competitive market resulting for CGG in low volumes of activity and therefore a low coverage of fixed costs although all operations as such were carried out in line with their own specific target. At the end of the year 2004, the backlog improved materially and bodes well for a better operational and commercial environment in 2005.

Deeply affected by over capacity in the first half of 2004, the offshore market strongly improved across summer 2004 with a significant increase in market prices that will positively impact profitability in 2005. Year 2004 was characterized by a good operating performance of the CGG fleet and a high level of multi-client activity both in the Gulf of Mexico and Brazil. The multi-clients revenues of 108 million Euros well exceeded the investment of 51 million Euros. The net book value of the library at the end of 2004 stands at Euros 124 millions compared to a net book value of Euros 144 million at the end of 2003. The good offshore performance during the second half of 2004 compensated for the low level of activity of the land Business Unit across the same period and was the main contributor to the return of Services to the break even level.
Processing & Reservoir increased its market share especially in the Americas but faced in the Europe, Africa & Middle East region a difficult market environment in particular with low prices. As of March 1st 2005, the number of processing centers is of 26 split between 14 dedicated centers and 12 open processing centers.

In the Seismic Equipment market, which increased by 30% year-on-year and characterized by strong demand for land equipment and a increasing demand for marine equipment, Sercel in 2004 reinforced its market share, maintained its strong profitability and increased its commercial and technological portfolio through acquisitions in China, Australia and France.

Segment Information :

(in million Euros)	2004	2003	Q4 2004	Q4 2003
Operating revenues
Services	395.2	414.4	121.5	96.7
Products	313.6	216.9	84.8	64.9
Elimination	(16.1)	(18.9)	(1.9)	(3.8)
Total	692.7	612.4	204.4	157.8

Operating profit (loss)
Services	(18.8)	(29.8)	(2.4)	1.7
Products	57.3	42.9	11.8 *	12.5
Corporate	(9.0)	(11.4)	0.8	(3.4)
Elimination	6.2	8.9	1.7	4.5
Total	35.7	10.6	12.0	15.9

* 15.8 million Euros before amortization of intangibles from business acquisitions

Operating Result Before Depreciation and Amortization (ORBDA):

The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our previous financial reports, is defined as operating profit (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.

The ORBDA at the end of 2004 stood at Euros 165 million, 24 % of Group revenues.

(in million Euros)	2004	2003	Q4 2004	Q4 2003
ORBDA	165.4	162.3	54.1	39.6

Cash flow from operations before change in working capital	117.2	98.4	18.2	13.5
Cash flow from operations after change in working capital	91.9	180.7	27.1	44.7
Capital expenditure	(51.7)	(44.4)	(13.5)	(18.3)
Investment in library	(51.1)	(109.7)	(11.3)	(17.7)

Net Result:

Group net profit for 2004 was 11.1 million Euros compared to a net loss of 10.4 million Euros in 2003.

Group net profit for the fourth quarter 2004 is of 18.4 million Euros compared to a net profit of 14.2 million Euros in 2003.

(in million Euros)	2004	2003	Q4 2004	Q4 2003
Net Result (loss)	11.1	(10.4)	18.4	14.2
Earnings per share in Euro	0.95	(0.89)	1.58	1.21
Average number of shares	11.681.406	11.680.718	11.682.218	11.680.718

Shareholder Equity and Net Debt:

At December 31st 2004, net debt was stable year-on-year at 139 million Euros. The gearing ratio of the CGG Group at the end of 2004 represented 35% of the equity of 396 million Euros.

(in million Euros)	2004	2003
Shareholders’ equity	395.7	396.6
Net debt	139.2	139.2
Gearing ratio	35.2%	35.1%

Backlog:

As of March 1st 2005, CGG’s total backlog stood at US$ 475 million, up 41% compared to 1st of March 2004.

Transition to IFRS:

With regard to the transition to IFRS, the qualitative analysis has been completed. On a quantitative standpoint, the detailed accounting work is also closed to completion. The 2004 financial statements (including the opening balance sheet as of January 1, 2005) have to be certified by the Company’s statutory auditors and specifically examined by the Audit Committee. Such information will be released simultaneously to the first quarter results under IFRS , scheduled for May 12, 2005.

— Robert BRUNCK, Chairman and CEO, will comment on the results today during a public presentation at 10 am (Paris time), at the Maison du Barreau — 2,4, rue de Harlay — PARIS

— An English language conference call is scheduled at 3 p.m. (Paris time) — 8 am (US CT) — 9 am (US ET).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

— International call-in :	+1 719 457 2679
— US call-in :	(888) 500 0177
— Replay :	+1 719 457 0820 / 888 203 1112 (access code 344 5687)

You will be asked for the name of the conference: “CGG Year 2004 Results” and the name of the Chairman of the Board of Directors: “Robert Brunck”.

— Copies of the presentation for this conference are posted on the company web site and can be downloaded

This call will be broadcast live on CGG’s website and replays will be available for 7 days thereafter.
http://www.cgg.com/.

Contact : Christophe BARNINI	(33) 1 64 47 38 10
Email : invrel@cgg.com	CGG’s website http://www.cgg.com/

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex
GENERAL COMPANY OF GEOPHYSICS

Date : March 9th 2005	By Senior Executive Vice President Strategy, Control & corporate planning /Gerard CHAMBOVET/